EXHIBIT 1



Compensation of Directors

    Compensation of Directors. Directors who are compensated as employees of the Company receive no additional compensation as Directors. Each Director who is not an employee of the Company receives an annual retainer of $20,000; a fee of $1,250 for each Board Meeting attended; and $750 for each Committee Meeting attended. Committee Chairmen are paid $1,000 for each Committee Meeting attended. Dr. Marston, as Chairman of the Board during fiscal 1995, received an annual retainer of $75,000, but received no additional compensation for meeting attendance.

    Cordis Corporation Director Non-Qualified Stock Option Plan ("the Plan"). The Plan became effective on June 5, 1990. It provides incentives in the form of stock option grants to non-employee Directors of the Company.
The grants are intended to recognize the expertise and contributions provided to the Company by the members of the Board of Directors and to provide the Board of Directors with a proprietary interest in the Company, enhancing their personal interest in the Company's continued success and progress. The Plan is administered by the Compensation Committee of the Board of Directors.

    The Plan currently authorizes the issuance of 200,000 shares of the Company's common stock. The options, 2,000 of which are granted automatically every year to each non-employee Director, fully vest one year after the anniversary of the date of the grant, are granted at a price equal to the market value of the shares on the date of the grant and must be exercised within ten years of the date of grant. In the case of a Director's death, the options vest immediately. The options continue to vest during the period of any disability or retirement.

    The options granted under this Plan are not assignable or transferable by optionees. The Plan provides that if there is a change in control, defined as the acquisition by any person of direct or indirect beneficial ownership of the Company's outstanding voting securities in a quantity sufficient to cause a change in the composition of the Company's Board of Directors, completion of a tender or exchange offer of 50% or more of the voting securities of the Company or the merger or consolidation of the Company with another corporation or the transfer of all or substantially all of the assets of the Company, all options will be 100% vested.

                                     4

    Cordis Corporation Director Retirement Plan. Each non-employee director who retires from the Board after he or she has served on the Board for five years is eligible for benefits, for a period equal to two times his or her years of active service as a Director, equal to the annual retainer paid at the time of his or her retirement, increased by one-half of any subsequent increase in the annual retainer awarded to active Directors.

    The Plan waives the years-of-service eligibility requirement if a Director is forced to retire as a result of a disability or incapacity or a merger or acquisition of the Company. The Plan, unless waived by the Board, requires a Director to retire from active service on the Board if his or her 72nd birthday occurs on or before the 15th day of October in any year in which such Director shall stand for reelection to the Board of Directors.

    If a retired Director dies during the period in which retirement benefits are payable, such payments shall be paid to the Director's designated beneficiary or to his or her estate, for a period of one year after his or her death or for the remaining period for which such retirement benefits are payable, whichever occurs first. Any Director who has been an employee of the Company shall not be eligible for benefits under the Plan except for reimbursement of expenses incurred in meeting attendance and meeting fees equal to the meeting fees paid to active Directors. In the event that a Director desires to retire or is forced to retire subsequent to the merger or acquisition of the Company, the Plan allows the retiring Director to elect acceleration of benefits under the Plan by requesting a present value, lump sum payment; to request the Company to purchase an annuity which would pay to the Director a sum equal to the benefits he or she would have received under the Plan; or to elect payments of benefits in accordance with the terms and provisions of the Plan.

    Cordis Corporation Director Deferred Compensation Plan. This Plan, restated and amended, effective July 1, 1995, allows non-employee directors to defer up to 100% of their compensation. The amounts deferred may be invested among a portfolio of funds selected and managed by the Company. Participants elect the timing and manner in which the amounts deferred shall be paid. All elections made by the participants are irrevocable except as specifically provided in the Plan.













                                      5

Executive Compensation

    The following Summary Compensation Table represents, for each of the last three fiscal years, the annual compensation paid by the Company, together with long-term and other compensation, for the Chief Executive Officer and the four most highly compensated Executive Officers of the
Company:

                                                      SUMMARY COMPENSATION TABLE

                                                                              Long Term
                                                                             Compensation
                                                                          --------------------
                                            Annual Compensation             Awards    Payouts
                                ----------------------------------------  ---------  ---------
                                                              Other                                All
                                                              Annual     Securities   LTIP        Other
                                       Salary     Bonus    Compensation  Underlying  Payouts   Compensation
Name and Principal Position     Year  ($) (1)  ($) (1) (2)     ($)       Options(#)  ($) (3)     ($) (4)
---------------------------     ----  -------  ----------- ------------  ----------  --------  ------------

Robert C. Strauss               1995  $459,039  $ 22,750                   25,000    $563,477     $8,386
  President and Chief           1994  $430,000                             30,000    $312,247     $8,174
  Executive Officer             1993  $420,000  $183,951                   22,000                 $8,088

Rudy J. Kranys                  1995  $235,961  $ 11,750                   12,500    $256,231     $7,687
  Senior Vice President         1994  $220,000                             15,000    $149,687     $7,119
  Worldwide Research and        1993  $215,000  $ 91,976                   11,000                 $7,036
  Product Development

Alfred J. Novak                 1995  $235,961  $ 41,750                   12,500    $281,705     $6,217
  Vice President and            1994  $220,000                             15,000    $156,122     $5,073
  Chief Financial Officer       1993  $215,000  $ 91,976                   11,000                 $4,066

Philip J. Monks                 1995  $199,464  $ 10,000    $36,258(5)     12,500    $283,331       N/A
  Vice President, Worldwide     1994  $196,622              $49,777(6)     15,000    $150,181       N/A
  Marketing and Sales           1993  $191,891  $ 91,976    $46,158(7)     11,000                   N/A

Egbert Ratering                 1995  $199,464  $ 10,000                   12,500    $283,331       N/A
  Vice President, Worldwide     1994  $196,717  $ 13,833(8)                15,000    $150,181       N/A
  Manufacturing                 1993  $192,061  $ 91,976                   11,000                   N/A

--------------

 (1) Amounts shown include cash compensation earned by the named executive during the year covered, including amounts deferred at the election of those officers. Bonuses for fiscal 1995, 1994 and 1993 were paid in the fiscal year subsequent to the fiscal year in which they were earned.




                                          7

(2) For 1995, the cash bonus amounts were awarded pursuant to the individual objective performance program. Mr. Novak received a special bonus in the amount of $30,000 to reward him for his efforts in connection with various business transactions and his temporary assumption of responsibility for the U.S. Marketing and Sales organization. For 1993 the amounts awarded pursuant to the 1991 Performance Unit Award Plan were in the form of Company stock. The value of the units was calculated according to the fair market value of Company stock on or about the date of payout based on the number of units awarded and percentage of achievement. The 1993 awards were based on one-year performance periods whereby the target amounts for return on assets and sales growth yielded payments of 100.941%.
(3) In 1994 the amounts paid pursuant to the 1991 Performance Unit Award Plan were distributed as follows: 50% in the form of Company stock and 50% in cash. The value of the units awarded in stock was calculated according to the fair market value of Company stock on or about the date of payout based on the number of units awarded and percentage of achievement. The value of the units awarded in cash was calculated according to the average of the last twenty trading days in the month of June 1994. In 1995, the amounts paid were distributed 100% in the form of Company stock and the value of the units awarded was calculated according to the fair market value of Company stock as of the date of the Compensation Committee meeting, August 21, 1995, based on the number of units awarded and percentage of achievement. The 1994 and 1995 awards were based on three-year performance periods whereby the target performance achievements for return on assets, sales growth and targeted sales per employee yielded in 1994 a payment of 110.38% for the Corporate group, 105.83% for the Miami group and 106.18% for the European group, and in 1995 a payment of 138.61% for the Corporate group, 126.08% for the Miami group and 139.40% for the European group.
(4) Company contributions to the Tax-Sheltered Investment Plan and dollar value of life insurance premiums paid by the Company. European Officers do not participate in the Tax-Sheltered Investment Plan.
(5) Includes reimbursements of $17,052 for schooling of dependents under the Company's Expatriate Policy and automobile reimbursement allowance of $19,206.
(6) Includes reimbursements of $33,638 for schooling of dependents under the Company's Expatriate Policy and automobile reimbursement allowance of $16,139.
(7) Includes reimbursements of $32,118 for schooling of dependents under the Company's Expatriate Policy and automobile reimbursement allowance of $14,040.
(8) Mr. Ratering received a bonus in 1994 for twenty years of service with the Company.


       REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION


Compensation Committee of the Board

    Decisions regarding annual and long-term executive compensation of the Company's executives and the Chief Executive Officer are made by the Board upon the recommendation of the Compensation Committee. Recommendations of the Compensation Committee relating to the compensation of the Company's executive officers are submitted to the full Board for approval, except for awards under certain stock-based compensation plans, which are approved solely by the Committee. No member of the Compensation Committee is presently an officer or employee of the Company or any of its subsidiaries.

    The purpose of this report is to inform shareholders of the Company's compensation policies for the Chief Executive Officer and other executive officers and the rationale for compensation paid to executive officers and the Chief Executive Officer.

                                     8

Policies and Objectives

    The Compensation Committee's executive compensation policies are designed to attract, motivate, reward and retain qualified executives by providing competitive levels of salary and incentive compensation to the Chief Executive Officer and other executive officers. This objective is achieved through cash compensation, the performance unit award and stock option plans and other programs described below. Executive compensation is intended to be competitive with the compensation levels of executives of other companies in the same industry, or with companies that have comparable sales volumes, while reflecting the Company's current and long-term performance. To establish competitive levels of compensation, the Compensation Committee annually evaluates total compensation packages offered by competitive companies. Executive level compensation is generally targeted above the median range of compensation paid to executives of companies of similar size and industry. Survey data analyzed in establishing compensation levels for executives include companies that are within the industry group, S & P Medical Products & Supplies Index, shown in the performance graph on page 17. The primary focus of the Compensation Committee in determining total executive compensation is incentive compensation based upon the Company's current and long-term performance, the long-term growth of the Company and shareholder value. As a result of the emphasis on corporate performance, in any given year the compensation of the Company's executives may differ significantly from the compensation paid to executives of the Company's competitors.

    All executive officers, including the Chief Executive Officer, are eligible to participate in the Company's incentive compensation plans, which currently consist of the 1991 Performance Unit Award Plan and the Non-Qualified Stock Option Plan for management. Subjective factors of individual performance are considered in establishing base salaries, the quantity of performance unit awards and stock option grants. A separate individual objective performance bonus program was also implemented exclusively for fiscal 1995 to reward individual achievement by certain officers of performance objectives approved by the Compensation Committee.

Relationship of Executive Compensation to Company Performance

    The Compensation Committee's objective in setting the Chief Executive Officer's annual compensation and that of other executive officers is to base a significant percentage of compensation upon annual and long-term company performance criteria, and to a lesser degree, on individual performance. For this reason the Compensation Committee has emphasized return on assets, sales growth, sales per employee and other financial performance factors in determining the annual and long-term compensation for all executive officers. The Company's financial performance, as well as general market conditions, are significant factors influencing the Company's stock price.

Base Salary

    The base salaries of the Chief Executive Officer and other senior executives are governed by Company performance and the competitive survey data previously described.

    As a result of salary comparisons for the chief executive officers and other executives in comparable companies surveyed and the current executive salary levels of the Company's Chief Executive Officer and other executives and the Company's overall performance, the Compensation Committee recommended and the Board approved a 5.81% increase in the Chief Executive Officer's base salary for 1995. There were no salary increases in 1994.


                                      9

Cash and Stock Incentive Programs


   Performance Unit Award Plan

    The Company's 1991 Performance Unit Award Plan ("the Plan") is designed to provide long-term incentives to the Chief Executive Officer and other executives. The Compensation Committee has the exclusive power to select the officers and key employees who will be granted awards under the Plan, to determine the type, size and terms of awards granted, including the time of vesting and payment of awards, to establish objectives and conditions for vesting and earning awards, to determine terms and conditions for the lapse of restrictions applicable to any awards, and to determine whether awards will be paid. The Compensation Committee considers target performance objectives based on the Company's long-term financial goals and payout levels available under the Plan to determine the number of units awarded to the Chief Executive Officer and to other executive officers.

    Under the Plan, target performance objectives are established annually by the Compensation Committee and in the past differed according to geographical regions. Because of the Company's shift to a global focus, future objectives will place greater emphasis on performance in achieving corporate goals. These objectives may include one or more of the following performance measures: growth in Company sales, return on net assets and sales per employee. Performance criteria considered in determining the number of performance units, if any, to be granted to executives include: responsibility level, past performance, potential, cash compensation levels and other considerations as the Compensation Committee may deem appropriate. Grants of performance units to the Chief Executive Officer are assessed on the basis of the Chief Executive Officer's individual contributions to overall performance and the Company performance factors described above.

    Performance unit award payouts may range from zero up to percentages in excess of 100% of the target amount, depending upon the Company's performance in any given year. Awards under the Plan are made in Common Stock of the Company, cash or a combination of Common Stock and cash. For fiscal 1995, the amounts awarded pursuant to the Plan were in the form of Common Stock of the Company and the value of the units was calculated according to the fair market value of Company stock on August 21, 1995. For fiscal 1995 the amounts awarded were based on achievements calculated according to performance in geographical regions. The number of performance units awarded to the Chief Executive Officer, 6,000, during the past fiscal year, reflects the Company's successful performance and his individual contributions.

    Change of Control Arrangements. The Plan presently provides that in the event of a change in control of the Company, as defined in the Plan, performance unit awards will vest immediately in a pro rata amount, based upon the portion of the performance period elapsed prior to the change in control and certain projected assumptions of performance achievements, had the change in control not occurred.

   Non-Qualified Stock Option Plan

    The Company's Non-Qualified Stock Option Plan for management is intended to motivate the Chief Executive Officer, executives and key employees who contribute materially to the success and profitability of the Company by providing recipients of stock option grants with a proprietary interest in the Company, thereby enhancing their personal interest in the continued success of the Company. Options are awarded at the market value of the shares on the date of grant and become vested one year from the date of grant or at such other incremental vesting periods as the Compensation Committee establishes, subject to a change in control, as defined in the Plan. The Compensation Committee generally considers individual performance, responsibil-

                                     10
ity, and the Company's financial performance during the fiscal year in determining the number of options awarded to the Chief Executive Officer and to the other executive officers.

    The stock options awarded to the Chief Executive Officer at the conclusion of the fiscal year, as reported in the Option Grants Table, were based upon Company performance, level of responsibility, salary and individual performance. The Compensation Committee considered the total number of options outstanding when determining the options awarded to the Chief Executive Officer and the other executive officers.

    The Plan currently authorizes a maximum of 2,625,000 shares of the Company's Common Stock. As of June 30, 1995, there were 554,820 shares available for future grants. The Compensation Committee believes that granting options to executives and key employees is consistent with the philosophy that stock ownership by management is beneficial to the enhancement of shareholder value.

    Change of Control Arrangements. The Plan presently provides that in the event of a change in control of the Company, defined as the acquisition by any person of direct or indirect beneficial ownership of the Company's outstanding voting securities in a quantity sufficient to cause a change in the composition of the Company's Board of Directors, completion of a tender or exchange offer of 50% or more of the voting securities of the Company or the merger or consolidation of the Company with another corporation or the transfer of all or substantially all of the assets of the Company, all options will be 100% vested.

  Other Plans

    For fiscal 1995, the Compensation Committee approved an individual objective performance bonus plan for the Chief Executive Officer and certain executive officers. The purpose of the plan is to reward the Chief Executive Officer and a select group of executive officers for achievement of certain individual performance objectives established by the Committee. Cash bonuses in the maximum amount of 7% of annual base salary were paid to the executives achieving some or all of their established goals, as determined by the Compensation Committee. The Compensation Committee determined that the Chief Executive Officer should be rewarded in the amount of 5% of his annual base salary.

    At various times in the past, the Company has adopted certain employee benefit plans in which executives, including the Chief Executive Officer, are permitted to participate on the same terms as non-executive employees who meet the applicable eligibility criteria. The Compensation Committee has determined that having the Company's matching contribution under the Tax-Sheltered Investment Plan in the form of Company stock is beneficial in further aligning employees' and shareholders' long-term financial interests. Other than the value of the Company match, benefits under the Tax-Sheltered Investment Plan are not tied to Company performance.

    As a further effort to motivate and retain qualified executives and key employees, the Cordis Corporation Executive Deferred Compensation Plan (the "Deferred Plan") as amended and restated effective July 1, 1995, and the Supplemental Executive Retirement Plan were implemented. The Chief Executive Officer, selected executives and other key employees are eligible to participate in either plan. Under the Deferred Plan, participants can defer up to 100% of their total cash compensation. Amounts deferred are invested among a portfolio of funds selected and managed by the Company.

    The Compensation Committee believes that its executive compensation objectives are served by the compensation policies and plans described above, by encouraging long-term performance and by promoting management retention, while aligning shareholders' and management's interests in the performance of the Company's Common Stock.

                                     11

Tax Deductibility Considerations

    The Compensation Committee has reviewed the Company's compensation plans with regard to the deduction limitation under the Omnibus Budget Reconciliation Act of 1993. This Act made certain non-performance based compensation to executives of public companies in excess of $1 Million non-deductible to the Company beginning in fiscal 1995. At this time, it is not anticipated that any executive officer will receive any such compensation in excess of this limit during fiscal 1996. The Committee has determined that the Cordis Corporation Non-Qualified Stock Option Plan, as amended, meets the requirements for deductibility under the Act by limiting to 200,000 the amount of options that may be granted to any one officer or key employee over the next three years. The Committee will continue to review the issue and evaluate whether the compensation plans should be altered in the future to meet the deductibility requirements.

    SUBMITTED BY THE COMPENSATION COMMITTEE.

Donald F. Malin, Jr.       Richard W. Foxen       J.L. de Ruyter van Steveninck

















                                                12

                            OPTION GRANTS TABLE

    The following table provides information on grants of options to purchase the Company's Common Stock pursuant to the Cordis Corporation Non-Qualified Stock Option Plan (the "Plan") during the fiscal year ended June 30, 1995 to the named Executive Officers:

                                   Option Grants in Last Fiscal Year
                                                                           Potential Realizable Value at
                                                                           Assumed Annual Rates of Stock
                                                                           Price Appreciation for Option
                                       Individual Grants                        Term (10 Years) (2)
                     ----------------------------------------------------   ----------------------------
                                        % of Total
                        Number of        Options
                        Securities      Granted to   Exercise
                        Underlying      Employees    or Base
                     Options Granted    in Fiscal     Price    Expiration
Name                     (#) (1)           Year       ($/Sh)      Date      0%($)    5%($)      10%($)
----                 ---------------    ---------     ------   ----------   -----  --------   ----------

Robert C. Strauss         25,000          10.03%      $63.00     6/12/05     $0    $990,500   $2,510,250

Rudy J. Kranys            12,500           5.02%      $63.00     6/12/05     $0    $495,250   $1,255,125

Alfred J. Novak           12,500           5.02%      $63.00     6/12/05     $0    $495,250   $1,255,125

Philip J. Monks           12,500           5.02%      $63.00     6/12/05     $0    $495,250   $1,255,125

Egbert Ratering           12,500           5.02%      $63.00     6/12/05     $0    $495,250   $1,255,125

------------------

( 1 ) The Cordis Corporation Non-Qualified Stock Option Plan, as amended, provides for the grant of options for a period of ten (10) years from the date of grant. Under the Plan, the vesting schedule for the above executives is 10% during the second year, 20% during the third year, 30% during the fourth year, and the balance during the fifth year. All remaining options are exercisable and expire on the tenth anniversary of the date of grant. The exercise price of each share subject to options is equal to the fair market value of the share on the date of grant.
(2) Optionees will not realize value under the 1995 option grants without a stock price appreciation which will benefit all shareholders. If the Company's stock does not appreciate in value above the option price set forth above, there will be no benefit to shareholders or to optionees. If the Company's stock appreciates 5% in value, the potential appreciation in stock value to shareholders would be approximately $648,245,000. If the Company's stock appreciates 10% in value, the potential appreciation in stock value to shareholders would be approximately $1,642,865,000. Total number of shares outstanding as of June 30, 1995, was 16,361,568. The assumed rates of stock price appreciation are set by the Securities and Exchange Commission's proxy statement disclosure rules. These assumptions are not intended to forecast future price appreciation of the Company's stock price. The Company's stock price may increase or decrease over the time period set forth above.

                                     13

                 OPTION EXERCISES AND YEAR-END VALUE TABLE

    The following table contains information relating to the exercise of stock options by the named Executive Officers in fiscal 1995 as well as the number and value of their unexercised options as of June 30, 1995:

                     Aggregated Option Exercises in Last Fiscal Year, and FY-End Option Values

                                                             Number of Securities
                                                            Underlying Unexercised         Value of Unexercised
                                                               Options at FY-End           In-the-Money Options
                Shares Acquired            Value                      (#)                    at FY-End ($) (2)
                                                          ---------------------------   --------------------------
Name            on Exercise ( # )   Realized ($) ( 1 )    Exercisable   Unexercisable   Exercisable  Unexercisable
----            -----------------   ------------------    -----------   -------------   -----------  -------------

Robert C.
  Strauss            24,000             $1,059,000          44,800         76,200       $1,530,900    $1,551,850

Rudy J. Kranys       13,000             $  645,125          22,400         38,100       $  765,450    $  775,925

Alfred J. Novak      23,000             $1,020,375          22,400         38,100       $  765,450    $  775,925

Philip J. Monks      19,000             $  708,375          16,400         38,100       $  585,450    $  775,925

Egbert Ratering      13,000             $  557,375          22,400         38,100       $  765,450    $  775,925

-----------------

(1) Market value of underlying securities at exercise minus the exercise price.
(2) Market value of underlying securities at June 30, 1995 closing ($66.75) minus the option price. The values were calculated only for "In-the-Money" options, which consist of those options with an exercise price below $66.75 per share.

                   LONG-TERM INCENTIVE PLAN AWARDS TABLE

    The following table provides information relating to performance units awarded to the named Executive Officers under the Cordis Corporation 1991 Performance Unit Award Plan:


                               Long-Term Incentive Plans - Awards in Last Fiscal Year

                                                               Performance       Estimated Future Payouts
                                               Number of    or Other Periods    Under Non-Stock Price-Based
                                             Shares, Units        Until                   Plans
                                                                               -----------------------------
                                               or Other        Maturation      Threshold  Target    Maximum
Name                                         Rights(#) (1)      or Payout         (#)      (#)        (#)
----                                         -------------    --------------   --------   ------    -------

Robert C. Strauss                                6,000        7/1/95-6/30/98       0      6,000     11,250

Rudy J. Kranys                                   3,000        7/1/95-6/30/98       0      3,000      5,625

Alfred J. Novak                                  3,000        7/1/95-6/30/98       0      3,000      5,625

Philip J. Monks                                  3,000        7/1/95-6/30/98       0      3,000      5,625

Egbert Ratering                                  3,000        7/1/95-6/30/98       0      3,000      5,625

-----------------

(1) The performance objectives are based on the following weighings: 50% of a payout is based on achievement of sales growth, 25% is based on achievement of return on assets and 25% is based on targeted improvement on sales per employee.

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



Retirement Benefits

    The following table illustrates the estimated aggregate annual retirement benefits under the Company's U.S. Retirement Plan and the U.S. Supplemental Executive Retirement Plan, assuming retirement at age 65, based on years of credited service and the highest five consecutive years' average pay. (Primary Social Security Benefits are not included. Effective July 1, 1989, the benefit formula under the Plan was changed from a Social Security Offset formula).

                                           Pension Plan Table (U.S. Plan)
                                                  Annual Retirement

                                                            Years of Credited Service
                                          ------------------------------------------------------------
Average Salary                               15           20           25           30           35
--------------                            --------     --------     --------     --------     --------

  $150,000  . . . . . . . . . . . . . . . $ 35,900     $ 47,900     $ 59,900     $ 59,900     $ 59,900
  $200,000  . . . . . . . . . . . . . . . $ 48,700     $ 64,900     $ 81,100     $ 81,100     $ 81,100
  $250,000  . . . . . . . . . . . . . . . $ 61,400     $ 81,900     $102,400     $102,400     $102,400
  $300,000  . . . . . . . . . . . . . . . $ 74,200     $ 98,900     $123,600     $123,600     $123,600
  $350,000  . . . . . . . . . . . . . . . $ 86,900     $115,900     $144,900     $144,900     $144,900
  $400,000  . . . . . . . . . . . . . . . $ 99,700     $132,900     $166,100     $166,100     $166,100
  $450,000  . . . . . . . . . . . . . . . $112,400     $149,900     $187,400     $187,400     $187,400
  $500,000  . . . . . . . . . . . . . . . $125,200     $166,900     $208,600     $208,600     $208,600
  $550,000  . . . . . . . . . . . . . . . $137,900     $183,900     $229,900     $229,900     $229,900
  $600,000  . . . . . . . . . . . . . . . $150,700     $200,900     $251,100     $251,100     $251,100


    The Retirement Plan ("the Plan") is a defined benefit plan to which the Company contributes amounts required to fund this Plan as computed by standard actuarial methods. The Plan provides a monthly pension to qualifying employees who terminate from the Company with at least five years of service. A participant who is eligible to receive a retirement benefit will receive a monthly benefit equal to the sum of: (1) 1.1% of his average monthly earnings (over his five highest consecutive years of pay, including bonus and overtime up to 50% of base pay) times his years of service (maximum 25 years); and (2) 0.6% of the average monthly earnings in excess of Covered Compensation (average of taxable wage bases under Section 230 of the Social Security Act) times credited service (maximum 25 years).

    The credited years of service and current pay covered for each of the individuals named in the Cash Compensation Table is as follows:

                                     Years     1995 Covered
                                   Credited    Compensation
                                   --------    ------------

    Robert C. Strauss. . . . . . .    12         $775,921
    Rudy J. Kranys . . . . . . . .    11         $389,294
    Alfred J. Novak. . . . . . . .    11         $394,884
    Philip J. Monks(1) . . . . . .    --
    Egbert Ratering(1) . . . . . .    --

-----------

(1) Philip J. Monks is a member of and contributes a percentage of his salary to the United Kingdom Plan which does not provide a guaranteed pension at retirement, but is based on funds accrued to purchase a pension to the member's requirement. The Company also contributes a percentage of Mr. Monks' salary to the United Kingdom Plan. Egbert Ratering is covered under the Dutch Plan, as set forth in the pension table below.

                                     15

    The following table illustrates the estimated aggregate annual retirement benefits under the Company's Dutch Retirement Plan based on years of credited service and last annual pay, as defined:

                                             Pension Table (Dutch Plan)

                                                          Years of Credited Service
                                        -------------------------------------------------------
   Average Salary                          15          20          25          30         35
   --------------                       --------    --------    --------    --------   --------

    $150,000  . . . . . . . . . . . .  $ 33,768    $ 45,024    $ 56,280    $ 67,537   $ 78,793
    $200,000  . . . . . . . . . . . .  $ 46,893    $ 62,524    $ 78,155    $ 93,787   $109,418
    $250,000  . . . . . . . . . . . .  $ 60,018    $ 80,024    $100,030    $120,037   $140,043
    $300,000  . . . . . . . . . . . .  $ 73,143    $ 97,524    $121,905    $146,287   $170,668
    $350,000  . . . . . . . . . . . .  $ 86,268    $115,024    $143,780    $172,537   $201,293
    $400,000  . . . . . . . . . . . .  $ 99,393    $132,524    $165,655    $198,787   $231,918
    $450,000  . . . . . . . . . . . .  $112,518    $150,024    $187,530    $225,037   $262,543
    $500,000  . . . . . . . . . . . .  $125,643    $167,524    $209,405    $251,287   $293,168
    $550,000  . . . . . . . . . . . .  $138,768    $185,024    $231,280    $277,537   $323,793
    $600,000  . . . . . . . . . . . .  $151,893    $202,524    $253,155    $303,787   $354,418


    The Dutch Plan, available to all Roden employees, provides supplemental retirement benefits calculated on the basis of the number of years of service multiplied by 1.75% multiplied by the pension earnings (annual salary minus the social security offset of approximately $21,400). The Dutch Plan is designed to provide a pension benefit equal to 70% of the recipient's last pension earnings after 40 years of service; however, salary increases subsequent to age 55 are only partially taken into account. Both the Company and the employee contribute to the Plan.

                                     16

Company Financial Performance

     The following graph compares the performance of the Company's Common Stock with the S&P 500 and the S&P Medical Products & Supplies Index. The comparison of total return (change in year end stock price plus reinvested dividends) for each of the years assumes that $100 was invested on June 30, 1990 in each of the Company, the S&P 500 Index and the S&P Medical Products & Supplies Index with investment weighted on the basis of market capitalization:

                 COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                   AMONG CORDIS CORPORATION, THE S&P 500 INDEX
                  AND THE S&P MEDICAL PRODUCTS & SUPPLIES INDEX




                                     [GRAPH]





     6/30/90   6/30/91   6/30/92   6/30/93   6/30/94   6/30/95

-------------------------------------------------------------------------
                         6/30/90 6/30/91 6/30/92 6/30/93 6/30/94 6/30/95
-------------------------------------------------------------------------
Cordis Corporation       $100.00 $147.00 $116.00 $168.00 $204.00 $351.00

S&P 500                  $100.00 $107.00 $122.00 $138.00 $140.00 $177.00

S&P Medical Products &
  Supplies Index         $100.00 $133.00 $152.00 $124.00 $120.00 $184.00
-------------------------------------------------------------------------




* $100 Invested on 6/30/90 in Stock or Index -- including reinvestment of dividends. Fiscal Year ending June 30.

    During 1987, the Company initiated a plan to dispose of all businesses other than its angiographic and neuroscience product lines. Since that time, the Company has strengthened its financial performance, as shown on the following charts, through sales growth, increased earnings per share from continuing operations and maintenance of a return on equity of greater than 20% for the past five years.





                                [GRAPHS]







                                       18